PBGM RFR Productions LLC
A Delaware Limited Liability Company

Financial Statement and Independent Accountant's Review Report
July 10, 2024 (Inception)

PBGM RFR PRODUCTIONS LLC
TABLE OF CONTENTS



To the Member of
PBGM RFR Productions LLC
Los Angeles, CA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of PBGM RFR Productions LLC (a limited liability company) (the "Company"), as of July 10, 2024 (inception), and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA LLC
Denver, Colorado
October 4, 2024

PBGM RFR Productions LLC
BALANCE SHEET
As of July 10, 2024 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:

Accounts payable and accrued expenses	$	-
Total Current Liabilities		-
Member's Equity		-
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	-

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of this financial statement.

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PBGM RFR Productions LLC
NOTES TO THE FINANCIAL STATEMENT
As of July 10, 2024 (inception)

NOTE 1: NATURE OF OPERATIONS

PBGM RFR Productions LLC (the "Company") was incorporated on July 10, 2024 under the laws of the State of Delaware. The Company was formed primarily for the production, administration, and monetization of the entertainment project currently known as "Room for Rent" (the "Project"). The Company is headquartered in California. The sole member of the Company, PBGM Productions LLC, a Delaware limited liability company, is responsible to its management (the "Manager").

As of July 10, 2024 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity upon the completion of an offering or to expense if the offering is not completed. As of July 10, 2024 (inception), the Company has not yet incurred any offering costs.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment - Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. Management bases its estimates of ultimate revenue for each production on a variety of factors, including historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises, when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting the Company's results of operations and financial condition.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

PBGM RFR Productions LLC
NOTES TO THE FINANCIAL STATEMENT
As of July 10, 2024 (inception)

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of July 10, 2024 (inception).

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fees, and costs of organization, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its member. Therefore, no provision for income tax has been recorded in the statement. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of July 10, 2024 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER'S EQUITY

On July 10, 2024 (inception), the Company entered into a limited liability company membership interest purchase agreement with PBGM Productions LLC (the "Manager"). The Manager acquired 100% of the membership interests in the Company (the "Membership Interests"), and in exchange, the Manager agreed to sell, assign, and transfer to the Company the intellectual property and intellectual property rights associated with the "Room for Rent" (the "Project").

The Company is managed by the Manager. Pursuant to the terms of the Company's limited liability company operating agreement (the "Operating Agreement"), the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the members.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company is managed by its sole member, PGBM Productions LLC. Pursuant to the terms of the Operating Agreement, the member shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company.

Due to Related Party

As of July 10, 2024 (inception), no related party transaction was entered into by the Company.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Equity Crowdfunding Services Agreement with CreatorCut LLC

On July 22, 2024, the Company entered into an equity crowdfunding services agreement with CreatorCut LLC ("CreatorCut") for assistance in facilitating and coordinating legal, accounting, and other professional, administrative, and logistical services in pursuit of the Company's securities offering for a total fee of $121,547, which is payable by the Company upon completion of the securities offering.

In addition, CreatorCut shall receive revenue sharing units ("CreatorCut RSUs"), ("RSUs") on the terms and conditions set forth in the form of CreatorCut revenue share agreement ("RSA"). On July 22, 2024, the Company entered into an RSA with CreatorCut. The Company intends this RSA to grant certain rights to net revenues generated by the Project to CreatorCut as consideration for the services provided to the Company via the creator equity crowdfunding services agreement. CreatorCut shall be issued 100 RSUs upon the execution of this RSA, representing a percentage interest of 100%. There are 100 RSUs authorized under the RSA. Initially, net revenue sharing percentage is 0%, until such time as each investor has been paid, in the aggregate, an amount of net revenues through quarterly payments and/or special payments equal to 120% of such investor's investment amount; and, thereafter, 20%. Net revenue for this purpose is calculated prior to any deductions of fees or expenses related to affecting a quarterly or special payment.

Sales and Services Agreement with CreatorCut Services LLC

On July 22, 2024, the Company entered into a Sales and Services Agreement with CreatorCut Services LLC ("CCS"), a Delaware limited liability company, to perform services related to the development and/or securing and negotiating a possible disposition of the Project. For services rendered by CCS under this agreement, the Company will pay CCS $150,000 upon receipt of funds as and when received for sales and distribution services and $7,500 upon receipt of at least $350,000 in project financing for the Project for content development services.

PBGM RFR Productions LLC
NOTES TO THE FINANCIAL STATEMENT
As of July 10, 2024 (inception)

Binding Term Sheet with Plex GmbH

On July 25, 2024, a binding term sheet was executed between the Company ("Producer") and Plex GmbH ("Plex"), a Swiss limited liability company. The Producer grants Plex global video-on-demand (i.e., AVOD/SVOD/TVOD, streamed either with or without ads) and free ad-supported streaming ("FAST") rights on Plex's owned-and-operated platform, and to include the series as part of a syndicated Plex-branded Room-for-Rent FAST channel (along with AVOD rights for the same) to third-party platforms (the "Rights Granted"), for the first season of the television series currently titled "Room for Rent," consisting of eight episodes of approximately 22 minutes each, produced by Producer (the "Series").

These rights granted will expire nine months after a start date to be mutually agreed upon between Plex and the Producer. Plex will be the exclusive distributor of the Series during the license period. Plex will pay the Producer a per episode license fee with an aggregate cap for the first season of the Series.

In addition, Plex will invest a total of $500,000 (the "Series Investment") in Producer to help finance the Series, in exchange for revenue share units ("RSUs") entitling Plex to participate in profit distributions by Producer, payable as follows: a) $250,000 within five business days of the execution of the binding term sheet; and $250,000, payable within five business days of Plex's receipt of written notice and confirmation from the Producer that it has raised a minimum of $1,250,000 in financing commitments (including Plex's investment) to finance the Series' budget.

Plex's percentage of investor RSUs will be equal to $500,000 divided by the total amount of investor RSUs raised.

In addition, Plex's investor RSUs will entitle Plex to receive their pro rata share (accounting for investor RSUs issued to other investors) of 100% of Producer's profit distributions until Plex has received distributions equal to 120% of the Series Investment, after which the holders of investor RSUs shall be entitled to receive their pro rata share of 37.5% of all further profit distributions.

Reg CF Broker-Dealer Listing Agreement with Andes Capital Group

On August 16, 2024, the Company executed a Reg CF broker-dealer listing agreement with Andes Capital Group ("BD"), an Illinois limited liability company, in relation to a Regulation CF offering (the "Offering") of the Company's securities. As compensation for the intermediary services, the Company will pay to BD a fee equal to 3% in cash and 0% in equity of the aggregate amount raised by the Company, payable at each closing of the Offering. In addition, as compensation for investor outreach services, where BD will, upon the Company's request, introduce the offering to its network of investors, the Company will pay BD a total of 6% (which includes the 3% for intermediary services compensation) of the successful amount raised from investors through BD's direct introductions and introductory efforts. There is also a one-time expense fee of $2,500 to cover out-of-pocket expenses incurred by BD.

Management's Evaluation

Management has evaluated subsequent events through October 4, 2024, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement other than disclosed above.